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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                                           SEC FILE NUMBER
                                                               0-20600
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                                                             CUSIP NUMBER
                                                              98975W104
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                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not applicable

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PART I--REGISTRANT INFORMATION

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         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code



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PART II--RULES 12B-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, completion of the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the "Annual Report") has been delayed due to unanticipated delays in connection with the adoption of accounting for the Registrant's plan to discontinue and exit two divisions of its Zoltek Rt. operations and, in addition, other delays and limitations on management time and attention resulting from the Registrant's initial entry into accelerated filer status beginning with the Annual Report.

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PART IV--OTHER INFORMATION

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         (1) Name and telephone number of person to contact in regard to this notification

KEVIN SCHOTT                                     (314)           291-5110
  (Name)                                      (Area Code)   (Telephone Number)


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         (2) Have all other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that the consolidated statements of operations included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2004 will report operating loss from continuing operations for the fiscal year ended September 30, 2004 of approximately $5.5 million, which is a decrease in the operating loss from continuing operations of $9.4 million reported for the fiscal year ended September 30, 2003. In addition, the Registrant anticipates that net loss from continuing operations will be approximately $10.1 million, or $(0.62) per share, which is a decrease in the net loss from continuing operations of $11.7 million, or $(0.75) per share, reported for the fiscal year ended September 30, 2003. The reductions in operating loss from continuing operations and net loss from continuing operations were attributable primarily to increases in carbon fiber and technical fiber sales. Subsequent to the end of the 2004 fiscal year, the Registrant completed a $20 million private placement of convertible debt and warrants, a portion of the proceeds of which were used to refinance current bank debt and the balance of which is being used to support the Company's ongoing capacity expansion. The Registrant's bank lender has advised it that it expects to confirm an extension of its existing line of credit prior to the filing of the Registrant's Annual Report on Form 10-K. However, the Registrant anticipates that without the completion of this extension the Registrant's independent accountants would not provide an unqualified opinion on the Company's financial statements for the fiscal year ended September 30, 2004.





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                           ZOLTEK COMPANIES, INC.
                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 15, 2004                 By /s/ Kevin Schott
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                                           Kevin Schott









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